------               U.S. SECURITIES &         ------------
          FORM 3              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

                                                  OMB Number       3235-0104
                                                  Expires:September 30, 1998
                                                  Estimated average burden
                                                  hours per response . . 0.5

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person*

         Davis      J.        Russ, Jr.
     ------------------------------------
         (Last)      (First)     (Middle)

            2910 Lake Forest Drive
     ------------------------------------
                    (Street)

       Augusta       Georgia     30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Date of Event Requiring Statement (MM/DD/YY)

     May 12, 1997
     --------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

      ###-##-####
     -------------------------------------------------

4.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

                Director             10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------


     Vice President
     ------------------------------------------

6.   If Amendment, Date of Original (MM/DD/YY)

     N/A
     -----------------------------------------

7.   Individual or Joint/Group Filing
     (Check Applicable Line)

        X       Form Filed by One Reporting Person
     ---------
                Form Filed by More than One Reporting Person
     ---------


                     Table I - Non-Derivative Securities Beneficially Owned
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1.   Title of Security   2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                Securities                Direct (D) or          Beneficial
                               Beneficially              Indirect (I)           Ownership
                               Owned (Instr. 4)          (Instr. 5)             (Instr. 5)
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Common Stock               50,000 <F1>       D              ---
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<F1> These shares were acquired under the Merry Land & Investment Company, Inc.'s Stock Option and
     Incentive Plan pursuant to which the reporting person has executed a full recourse note in favor of Merry Land & Investment Company, Inc. for the purchase price of the common stock, which was $21.125 per share.

Reminder: Report on a separate line for each class of securities      Page 1
          beneficially owned directly or indirectly.                  SEC 1473
          (Print or Type Responses)                                   (9/96)
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

FORM 3 (continued)                      Table II - Derivative Securities Beneficially Owned                                Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
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                                                   3.   Title and Amount of
                                                        Securities                              5.   Ownership
                       2.   Date Exercisable and        Underlying                                   Form of
                            Expiration Date             Derivative Security                          Derivative
                            (MM/DD/YY)                  (Instr. 4)            4.   Conversion        Security:
                       ------------------------------------------------------      or                Direct (D)  6.   Nature of
1.   Title of                                                                      Exercise          or               Indirect
     Derivative                                                      Amount or     Price of          Indirect         Beneficial
     Security               Date       Expiration                    Number of     Derivative        (I)              Ownership
     (Instr. 4)          Exercisable       Date          Title       Shares        Security          (Instr. 5)       (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock          <F1>   5/12/07  Common       50,000 $21.125         D         ---
Option                                  Stock
(Right to buy)
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----------------------------------------------------------------------------------------------------------------------------------

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<F1> These options were granted under the Merry Land & Investment Company, Inc. Stock Option and Incentive Plan.  Twenty percent
      (20%) of these options become exercisable on 11/12/97 and an additional 20% become exercisable in four annual installments on 5/12/98, 5/12/99, 5/12/00, 5/12/01.


Explanation of Responses:


               /s/                                  June 9, 1997
    -------------------------------              --------------------
          J. RUSS DAVIS, JR.                            Date
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                      Page 2, SEC 1473, (9/96)